Exhibit 99.1

Scotiabank Releases Updated Supplementary Financial Information Package Reflecting Changes in Business Segment Presentation

TORONTO, Jan. 28, 2025 /CNW/ - Scotiabank has released an abridged Supplementary Financial Information package with unaudited quarterly and annual financial information for fiscal years 2024 and 2023, reflecting changes in business segment presentation that are effective November 1, 2024. There is no impact to the Bank's consolidated financial results.

These voluntary changes represent an important step in executing the Bank's strategy and reflect an updated approach to business segment presentation to be consistent with management's evaluation of the financial performance of the business segments. The changes support better decision making within the business segments around pricing and capital allocation to help the Bank achieve its financial and strategic medium-term objectives.

The updated disclosures primarily relate to the impact of methodology changes in the Bank's funds transfer pricing, which will result in substantially all liquidity costs allocated to the business segments, and reflect the Bank's strategic objective to maintain higher liquidity ratios.

To be consistent with the reporting of Scotiabank's recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi'an) and Global Wealth Management (Bank of Beijing Scotia Asset Management), which will now be reported in the Other segment.

For better comparability of results across periods, prior period segmented results have been revised, resulting in an increase in the Other segment earnings of $998 million in 2024 and $774 million in 2023, with a corresponding decrease in the combined net income of the four business segments.

The changes do not impact the Bank's consolidated 2024 and 2023 reported and adjusted financial results. They also do not result in a revision to any of the Bank's or business segments' 2025 financial outlook detailed in the 2024 Annual Report, medium-term financial and strategic objectives, or financial growth objectives presented at the Bank's December 13, 2023 Investor Day.

The abridged Supplementary Financial Information package reflecting these changes is available at www.scotiabank.com/ca/en/about/investors-shareholders/financial-result.html.

Scotiabank's first quarter earnings, which will be reported on February 25, 2025, will reflect these changes.

About Scotiabank
Scotiabank's vision is to be our clients' most trusted financial partner and deliver sustainable, profitable growth. Guided by our purpose: "for every future," we help our clients, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With assets of approximately $1.4 trillion (as at October 31, 2024), Scotiabank is one of the largest banks in North America by assets, and trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on X @Scotiabank.

SOURCE Scotiabank

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For further information: For Investor Relations inquiries only: John McCartney, Investor Relations, john.mccartney@scotiabank.com; For media inquiries only: Carina Ruas, Global Communications, carina.ruas@scotiabank.com

CO: Scotiabank

CNW 17:35e 28-JAN-25